UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                      WASHINGTON, D.C. 20549

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                           SCHEDULE 13G

            UNDER THE SECURITIES EXCHANGE ACT OF 1934


                   (Amendment No.     3     )*


                Exchange National Bancshares, Inc.
                         (Name of Issuer)

                  Common Stock - $1.00 par value
                  (Title of Class of Securities)

                           301309 10 0
                          (CUSIP Number)


Check the following box if a fee is being paid with the statement
[   ].  (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in
Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               13G


CUSIP No.      301309 10 0                   Page 2 of 5 Pages

  1  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Donald L. Campbell
               500 24 0720

  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)  [  ]

          Not Applicable                               (b)  [  ]


  3       SEC USE ONLY



  4       CITIZENSHIP OR PLACE OF ORGANIZATION

          United States Citizen

NUMBER OF SHARES    5    SOLE VOTING POWER
BENEFICIALLY OWNED            37,280.63
BY EACH REPORTING   6    SHARED VOTING POWER
PERSON WITH                   1,950
                    7    SOLE DISPOSITIVE POWER
                              28,034
                    8    SHARED DISPOSITIVE POWER
                              1,950

  9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          39,230.63

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES*              Not Applicable

11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          5.4%
12   TYPE OF REPORTING PERSON*
          IN

              * SEE INSTRUCTION BEFORE FILLING OUT!

                                                Page 3 of 5 Pages

ITEM 1:
          (a)  Name of Issuer: Exchange National Bancshares, Inc.

          (b)  Address of Issuer's Principal Executive Offices:

               132 East High Street
               Jefferson City, Missouri 65101

ITEM 2:
          (a) Name of Person Filing: This Schedule 13G is filed Pursuant to Rule 13d-l (c) of the Securities and Exchange Act of 1934, as amended. It is filed by the following person: Donald L. Campbell ("Mr. Campbell").

          (b)  Address of Principal Business Office or, if none,
               Residence: The business address for Mr. Campbell is 132 East High Street, Jefferson City, Missouri
               65101.

          (c) Citizenship: Mr. Campbell is a United States citizen

          (d) Title of Class of Securities: Common stock, par value $1.00 per share.

          (e)  CUSIP No.:  301309 10 0

ITEM 3:
          If this statement is filed pursuant to Rules 13d-l (b), or 13d-2 (b), check whether the person filing is a:

          Not applicable.

ITEM 4:   Ownership (as of December 31, 1997)

          (a) Amount beneficially owned: Mr. Campbell may be deemed the beneficial owner of 28,034 shares owned of record by him, 300 shares owned of record by his wife, 1,650 shares owned of record by Mr. Campbell jointly with his wife, and 9,246.63 shares held in The Exchange National Bank of Jefferson City Profit-Sharing Trust for the benefit of Mr. Campbell. Mr. Campbell has sole voting and investment power over the 28,034 shares owned of record by him. He and his wife share voting and investment power with respect to the 300 shares owned of record by Mr. Campbell's wife and the 1,650 shares owned of record by him jointly with his wife. Mr. Campbell has sole voting power, but no investment power, with respect to the 9,246.63 shares held in The Exchange National Bank of Jefferson City, Profit-Sharing Trust for his benefit.

                                                Page 4 of 5 Pages


          (b) Percent of class: The shares identified in paragraph (a) above as being beneficially owned by Mr. Campbell represent 5.4% of the 718,511 shares outstanding on December 31, 1997.

          (c)  Number of shares of which such person has:

               (i)       sole power to vote or to direct the
                         vote:  37,280.63 shares.

               (ii)      shared power to vote or to direct the
                         vote: 1,950 shares.

               (iii)     sole power to dispose or to direct the
                         disposition of:  28,034 shares.

               (iv) shared power to dispose or to direct the disposition of: 1,950 shares.

ITEM 5:   Ownership of Five Percent or Less of a Class.

          Not applicable.

ITEM 6:   Ownership of More than Five Percent on Behalf of
          Another Person.

          Not applicable.

ITEM 7:   Identification and Classification of the Subsidiary
          Which Acquired the Security Being Reported on By the
          Parent Holding Company.

          Not applicable.

ITEM 8:   Identification and Classification of Members of the
          Group.

          Not applicable.

ITEM 9:   Notice of Dissolution of Group.

          Not applicable.

                                                Page 5 of 5 Pages


ITEM 10:  Certification.

          Not applicable.






                            SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 30, 1998




                                   BY   /s/ Donald L. Campbell
                                        Donald L. Campbell